As filed with the Securities and Exchange Commission on June 24, 2010

Registration No. 333-167371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RENESOLA LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 8 Baoqun Road

Yaozhuang Town

Jiashan County

Zhejiang Province 314117

People’s Republic of China

(86-573) 8477-3058

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, and telephone number of agent for service)

Copies to:

David T. Zhang, Esq.

Latham & Watkins

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852) 2912-2503

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Shares of no par value(1)
Total	$200,000,000	$14,260

(1)	American depositary shares issuable upon deposit of the shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-148559).
(2)	The amount of securities registered consists of $200,000,000 of an indeterminate number of shares of ReneSola Ltd. Pursuant to Rule 416(a), the number of shares being registered shall be adjusted to include any additional shares that may become issuable as a result of share distribution, split, combination or similar transaction. In no event will the aggregate offering price of all securities issued from time to time in the offering pursuant to this Registration Statement exceed $200,000,000.
(3)	The proposed maximum aggregate offering price has been estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act and reflects the maximum offering price of securities that may be issued, rather than the principal amount of securities that may be issued at a discount.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

ReneSola Ltd

Shares

We may offer and sell from time to time the shares of ReneSola Ltd in one or more offerings. The shares offered by this prospectus will have an aggregate offering price of up to $200 million.

Each time we sell the shares, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our shares.

We may sell the shares to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. If any underwriters, dealers or agents are involved in the sale of any of the shares, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

Investing in our shares involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 24, 2010

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•

“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries, and in the context of describing our financial results prior to June 2008, also includes Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a then variable interest entity of our company;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus and any prospectus supplement, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “euro” refer to the official currency of the European Union and the currency that is used in certain of its member states; and

•	“shares” refers to our shares with no par value.

This prospectus is part of a shelf registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. By using a shelf registration statement, we may sell our shares in one or more offerings. This prospectus only provides you with a summary description of our shares and ADSs issuable upon the deposit of the shares. Each time we sell the shares, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any of the shares, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of documents establishing the terms of the offered shares are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website address is http://www.renesola.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 7, 2010;

•

the description of our shares and American depositary shares contained in the registration statement on Form 8-A (File No. 001-33911) filed with the SEC on January 11, 2008, including any amendment and report subsequently filed for the purpose of updating that description; and

•

with respect to each offering of the shares under this prospectus, all subsequent reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2009 filed on June 7, 2010 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Julia Xu, Chief Financial Officer

ReneSola Ltd

No. 8 Baoqun Road

Yaozhuang Town

Jiashan County

Zhejiang Province 314117

People’s Republic of China

(86-573) 8477-3372

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these shares in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. For instance, we make forward-looking statements such as our expected manufacturing capacity, our estimated silicon raw material requirements and our estimated silicon consumption rate. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data, including industry demand and product pricing, include projections that are based on a number of assumptions. Demand for solar generated electricity may not ultimately increase at the rates expected, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our shares. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

Overview

We are a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how, we leverage our in-house polysilicon, solar cell and solar module manufacturing capabilities to provide our customers with high quality, cost competitive solar wafer products and original equipment manufacturing, or OEM, services. We possess a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2009. As of December 31, 2009, we had an annual wafer manufacturing capacity of approximately 825 MW (based on the efficiency conversion calculation methodology adopted before and as of December 31, 2009) consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 645 MW as of December 31, 2008, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 320 MW. Our cell and module manufacturing capacity was 120 MW and 135 MW, respectively, as of December 31, 2009, compared with 25 MW and 50 MW, respectively, when we acquired JC Solar in May 2009.

In July 2009, we commenced trial production at the first phase of our polysilicon manufacturing facility in Meishan, Sichuan Province. This polysilicon facility is built in two phases, each with 1,500 metric tons of annual manufacturing capacity. Our polysilicon manufacturing facility utilizes a closed-loop modified Siemens process for polysilicon production. With the activation of trichlorosilane and hydrogenation processes, the trial production for the second phase has commenced and is expected to integrate into the first phase through a number of stages over the next few months.

As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 1,210 MW by the end of the second quarter of 2010, consisting of monocrystalline wafer manufacturing capacity of approximately 380 MW and multicrystalline wafer manufacturing capacity of approximately 830 MW. We plan to expand our annual cell manufacturing capacity to approximately 240 MW and annual module manufacturing capacity to approximately 375 MW by the end of 2010. We also plan to expand our polysilicon manufacturing capacity to 3,000 metric tons by the end of 2010. Our planned manufacturing capacities for 2010 are calculated using the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

We sell solar wafers primarily to solar cell and module manufacturers globally. Our top customers include some of the global industry leaders, including Gintech Energy Corporation, JA Solar Co., Ltd. and Suntech Power Co., Ltd. Other notable customers include Arise Technology Gmbh, Canadian Solar Inc. and Schott Solar AG. In 2008 and 2009, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Hong Kong and Taiwan. In 2010, we seek to expand sales to key international markets in Europe and the United States. The majority of our module sales in 2009 were made to distributors located in Europe. Going forward, we will focus on expanding our customer base to wafer customers who also require modules production on an OEM basis.

With our competitive cost structure, we believe we are well positioned to capture market share in the global solar product market. Through continuous technology and process innovations and improvements in cell conversion efficiency, we were able to gradually reduce our silicon consumption rate to approximately 6.0 grams per watt in the second half of 2009, one of the lowest in the industry to our knowledge. In addition, we have continued to focus on implementing various cost reduction programs during 2009 and reduced our non-silicon wafer processing cost to approximately $0.33 per watt in the fourth quarter of 2009, from $0.43 per watt in the fourth quarter of 2008. We believe our in-house polysilicon production facility in Meishan, Sichuan Province, once it is fully operational, will not only enhance our ability to better control our raw material costs across our business and operational segments but also ensure a reliable polysilicon supply.

Except during the global economic downturn from 2008 to 2009, we have grown our shipments rapidly since we began manufacturing solar products in 2005. In 2007, 2008 and 2009, we shipped 124.5 MW, 350.1 MW and 526.6 MW of solar products, respectively. Our net revenues increased significantly from $249.0 million in 2007 to $670.4 million in 2008 but decreased to $510.4 million in 2009. Our income from operations was $43.4 million and our net income was $42.9 million in 2007. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008. Our loss from operations was $90.6 million in 2009 and our net loss was $71.9 million in 2009. For the three months ended March 31, 2010, we experienced a significant increase in solar product shipments and a return to profitability. For the three months ended March 31, 2010, we had net revenues, gross profit, income from operations and net income of $206.6 million, $35.3 million, $21.2 million and $11.8 million, respectively.

Conversion Calculation Methodology

For purposes of understanding the above, we measure our solar wafer manufacturing capacity and production output in watts, or W, or mega watts, or MW, representing 1,000,000 watts, of power-generating capacity. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers differ in size, thickness, power output and conversion efficiency. Furthermore, we manufacture both monocrystalline and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies. Even though we have achieved, as of December 31, 2009, conversion efficiency rates of 17.4% and 16.0% for solar cells using our monocrystalline and multicrystalline wafers, respectively, in the past and for the purpose of this prospectus, unless otherwise specified, we have assumed an average conversion efficiency rate of 16.0% and 15.0% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on the conversion efficiency above, we assume that each 125 millimeters, or mm, by 125 mm, monocrystalline wafer we produce can generate approximately 2.4 W of power and each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 3.9 W of power. We also assume that each 156 mm by 156 mm multicrystalline wafer we produce can generate approximately 3.7 W of power based on the conversion efficiency above.

As we have already achieved conversion efficiency of 17.4% and 16.0%, respectively, effective January 1, 2010, we assume that each 125 mm by 125 mm monocrystalline wafer we produce can generate approximately 2.6 W of power and each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 4.2 W of power. We also assume that each 156 mm by 156 mm multicrystalline wafer we produce can generate approximately 3.9 W of power based on the conversion efficiency above. Assumption of power generation from each wafer may change in the future. We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

RECENT DEVELOPMENTS

The following is a summary of our unaudited consolidated statement of operations data for the three months ended March 31, 2009, December 31, 2009 and March 31, 2010, and a summary of our unaudited consolidated balance sheet data as of March 31, 2009, December 31, 2009 and March 31, 2010. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements and in accordance with U.S. GAAP. Results for the three months ended March 31, 2010 may not be indicative of our full year results for 2010 or for future quarterly periods. See “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the fiscal year ended December 31, 2009 and filed with the Securities and Exchange Commission on June 7, 2010, incorporated by reference in this prospectus, for information regarding trends and other factors that may influence our results of operations.

	Three Months Ended
Consolidated Statements of Operations Data	March 31, 2009	December 31, 2009	March 31, 2010
	(in US$ thousands, except ADS and share data)
Net revenues	106,946	179,885	206,551
Cost of revenues	(158,033)	(180,989)	(171,228)

Gross profit (loss)	(51,087)	(1,104)	35,323

Operating expenses:
Sales and marketing	(116)	(2,034)	(1,426)
General and administrative	(3,956)	(14,816)	(4,727)
Research and development	(3,446)	(2,860)	(6,168)
Other operating (expense) income	259	338	(1,798)

Total operating expenses	(7,259)	(19,372)	(14,119)

Income (loss) from operations	(58,346)	(20,476)	21,204

Non-operating (expenses) income:
Interest income	456	815	101
Interest expenses	(4,048)	(4,950)	(4,968)
Foreign exchange (loss) gain	(550)	(495)	(911)
Gain on repurchase of convertible bond	—	2,642	—
Other-than-temporary impairment loss on available-for-sale investment	—	(13,367)	—

Total non-operating expenses	(4,142)	(15,355)	(5,778)

Income (loss) before income tax, noncontrolling interests and equity in earnings (loss) of investee	(62,488)	(35,831)	15,426

Income tax benefit (expense)	32,760	7,706	(3,649)
Equity in earning (loss) of investee, net of tax	(291)	—	—

Net income (loss) attributed to holders of common shares	(30,019)	(28,125)	11,777

Earnings (loss) per share
Basic	(0.22)	(0.16)	0.07
Diluted	(0.22)	(0.16)	0.07

Earnings (loss) per ADS
Basic	(0.44)	(0.32)	0.14
Diluted	(0.44)	(0.32)	0.14

Weighted average number of shares used in computing earnings per share
Basic	137,624,912	171,277,086	172,668,245
Diluted	137,624,912	171,277,086	172,668,245

	As of
Consolidated Balance Sheet Data	March 31, 2009	December 31, 2009	March 31, 2010
	(in US$ thousands)
ASSETS
Current assets:
Cash and cash equivalents	172,614	106,808	98,041
Restricted cash	67,394	25,266	44,195
Available-for-sale investment	—	6,207	6,207
Accounts receivable, net of allowances for doubtful accounts	34,965	107,987	146,386
Inventories	148,856	137,844	122,335
Advances to suppliers, current	18,930	12,092	12,123
Amounts due from related parties	441	440	440
Value added tax recoverable	22,829	51,843	43,611
Prepaid expenses and other current assets	10,107	7,325	9,294
Deferred convertible bond issue costs	1,573	86	—
Deferred tax assets	38,748	24,326	25,125

Total current assets	516,457	480,224	507,757

Property, plant and equipment, net	415,561	702,816	721,156
Prepaid land rent	13,372	23,137	25,450
Other intangible assets	—	1,349	562
Deferred tax assets	15,049	40,227	36,406
Advances for purchases of property, plant and equipment	164,959	20,840	21,209
Advances to suppliers, non-current	48,635	8,072	7,193
Other long-term assets	1,064	2,840	1,989
Goodwill	—	5,323	5,323

Total assets	1,175,097	1,284,829	1,327,045

LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Short-term borrowings	277,006	358,634	406,609
Accounts payable	37,181	93,406	129,159
Advances from customers, current	58,584	53,852	54,029
Amounts due to related parties	24	24	40
Convertible bond payable, current	—	32,475	—
Other current liabilities	47,156	71,460	71,413

Total current liabilities	419,951	609,851	661,250

Convertible bond payable, non-current portion	139,080	—	—
Long-term borrowings	135,667	189,279	171,409
Advances from customers, non-current portion	113,181	78,578	73,919
Other long-term liabilities	15,197	10,858	12,008

Total liabilities	823,076	888,566	918,586

Equity
Common shares	330,666	413,753	414,068
Additional paid-in capital	18,457	21,065	21,165
Retained earnings (accumulated deficits)	(18,725)	(60,609)	(48,832)
Accumulated other comprehensive income	21,623	22,054	22,058

Total Equity	352,021	396,263	408,459

Total liabilities and equity	1,175,097	1,284,829	1,327,045

Financial Results for the Three Months Ended March 31, 2010

Net Revenues

Our net revenues for the three months ended March 31, 2010 were $206.6 million, an increase of 14.8% sequentially and 93.1% year-over-year. The increase in net revenues in the three months ended March 31, 2010 was primarily attributable to the increase in shipment of our solar products. Based on our adjusted efficiency calculation methodology effective January 1, 2010, our wafer shipment increased by 13.7% and module shipment increased by 5.5% from the three months ended December 31, 2009 to the three months ended March 31, 2010. The average selling price of wafers in the three months ended March 31, 2010 increased to $0.77 per watt from $0.75 in the three months ended December 31, 2009, based on our adjusted efficiency calculation methodology effective January 1, 2010.

The following table sets forth our solar product shipments, including both wafer shipments and module shipments, for the periods indicated.

	Three Months Ended
	March 31, 2010	December 31, 2009*	December 31, 2009	March 31, 2009	1Q2010 Compared to 4Q2009*
Total Solar Product Shipments (MW)	242.4	215.2	202.9	90.4	12.6%
Wafer Shipments (MW)	226.9	199.6	187.4	90.4	13.7%
Module Shipments (MW)	15.4	14.6	14.6	N/A	5.5%

*	Recalculated based on our adjusted efficiency conversion calculation methodology effective January 1, 2010.

Cost of Revenues

Our cost of revenues for the three months ended March 31, 2010 was $171.2 million, compared to $181.0 million for the three months ended December 31, 2009 and $158.0 million for the three months ended March 31, 2009. Our cost of revenues decreased sequentially primarily due to the decrease in polysilicon cost from approximately $74 per kilogram in the fourth quarter of 2009 to approximately $60 per kilogram in the first quarter of 2010 and strong progress made through our cost reduction initiatives.

Gross Profit (Loss)

Compared to a gross loss of $1.1 million for the three months ended December 31, 2009 and a gross loss of $51.1 million for the three months ended March 31, 2009, our gross profit for the three months ended March 31, 2010 was $35.3 million, which was primarily due to the increase in revenues and lower cost of revenues. Our gross margin for the three months ended March 31, 2010 was 17.1%, compared to negative 0.6% for the three months ended December 31, 2009 and negative 47.8% for the three months ended March 31, 2009.

Sales and Marketing Expenses

Sales and marketing expenses decreased to $1.4 million in the three months ended March 31, 2010 from $2.0 million in the three months ended December 31, 2009 and increased from $0.1 million in the three months ended March 31, 2009. The sequential decrease in sales and marketing expenses was primarily due to lower amortization charges of customer relationships we recorded as an intangible asset related to the acquisition of JC Solar and lower marketing expenses.

General and Administrative Expenses

General and administrative expenses decreased to $4.7 million in the three months ended March 31, 2010 from $14.8 million in the three months ended December 31, 2009 and increased from $4.0 million in the three months ended March 31, 2009. Our sequential decrease in general and administrative expenses was primarily due to a provision of $8.6 million against a doubtful receivable from Linzhou Zhongsheng Semiconductor in the three months ended December 31, 2009.

Research and Development Expenses

Research and development expenses increased to $6.2 million in the three months ended March 31, 2010 from $2.9 million in the three months ended December 31, 2009 and from $3.4 million in the three months ended March 31, 2009. The sequential increase in research and development expenses was primarily due to our continued efforts in reducing processing cost, enhancing the quality of our products and improving the utilization rate of our production equipment. We have been developing proprietary technology to improve equipment used in our ingot production.

Income (Loss) from Operations

Our income from operations for the three months ended March 31, 2010 was $21.2 million, compared to loss from operations of $20.5 million for the three months ended December 31, 2009 and loss from operations of $58.3 million for the three months ended March 31, 2009.

Total operating expenses for the three months ended March 31, 2010 were $14.1 million, down from $19.4 million for the three months ended December 31, 2009 and up from $7.3 million for the three months ended March 31, 2009. Our operating margin for the three months ended March 31, 2010 was 10.3%, compared to negative 11.4% for the three months ended December 31, 2009 and negative 54.6% for the three months ended March 31, 2009.

Income (Loss) Before Income Tax, Noncontrolling Interests and Equity in Earnings (Loss) of Investee

Our income before income tax, noncontrolling interests and equity in earnings (loss) of investee for the three months ended March 31, 2010 was $15.4 million, compared to a loss of $35.8 million for the three months ended December 31, 2009 and a loss of $62.5 million for the three months ended March 31, 2009. Our interest expenses in the three months ended March 31, 2010 was stable compared to the three months ended December 31, 2009, but our interest income decreased to $0.1 million from $0.8 million over the same period. Our foreign exchange loss for the three months ended March 31, 2010 was approximately $0.9 million, compared to a foreign exchange loss of $0.5 million for the three months ended December 31, 2009. We recognized a foreign exchange loss of approximately $0.9 million in the three months ended March 31, 2010, mostly related to fluctuations in euro and U.S. dollar denominated exchange rates. We had an other-than-temporary impairment loss on available-for-sale investment of $13.4 million for the three months ended December 31, 2009 as a result of the decline in the fair value of our available-for-sale equity interest in a polysilicon manufacturer whose shares are traded on the Toronto Stock Exchange.

Income Tax Benefits (Expense)

An income tax expense of $3.6 million was recognized for the three months ended March 31, 2010, compared with an income tax benefit of $7.7 million for the three months ended December 31, 2009 and a tax benefit of $32.8 million for the three months ended March 31, 2009. The increase in income tax expenses was primarily due to our return to profitability in the three months ended March 31, 2010.

Net Income (Loss) Attributable to Holders of Common Shares

Net income attributable to holders of common shares for the three months ended March 31, 2010 was $11.8 million, compared to net loss attributable to holders of common shares of $28.1 million for the three months ended December 31, 2009 and net loss attributable to holders of common shares of $30.0 million for the three months ended March 31, 2009.

Basic and diluted earnings per share for the three months ended March 31, 2010 was $0.07 compared to negative $0.22 for the three months ended March 31, 2009 and negative $0.16 for the three months ended December 31, 2009. Basic and diluted earnings per ADS were $0.14 compared to negative $0.44 for the three months ended March 31, 2009 and negative $0.32 for the three months ended December 31, 2009.

RISK FACTORS

Please see the factors set forth under the heading “Item 3. Key Information — D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, and, if applicable, in any accompanying prospectus supplement before investing in any of the shares that may be offered or sold pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the shares as set forth in the applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include that the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, British Virgin Islands companies do not have standing to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders. Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Harney Westwood & Riegels LLP, our counsel as to British Virgin Islands law, and Haiwen & Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the British Virgin Islands and PRC, respectively, would:

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recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels LLP has further advised us the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised that any final and conclusive monetary judgment for a definite sum obtained against the company in U.S. federal or state courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(i)	the U.S. federal or state court had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(ii)	the judgment given by the U.S. federal or state court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

(iii)	the judgment was not procured by fraud;

(iv)	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

(v)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the courts of the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

Haiwen & Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

DESCRIPTION OF SHARE CAPITAL

We are a British Virgin Islands company and our affairs are governed by our memorandum and articles of association and the British Virgin Islands Business Companies Act of 2004 (as amended), which is referred to as the Companies Law below.

As of the date hereof, we are authorized to issue a maximum of 250,000,000 no par value shares of a single class of which 172,703,912 shares have been issued and are outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Shares

General. All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

Dividends. Subject to the Companies Law, the board may, by a resolution of directors, declare and pay dividends in money, shares, or other property. No dividends shall be declared and paid unless the directors determine that immediately after the payment of the dividend the value of our assets will exceed our liabilities and we will be able to satisfy our liabilities as they fall due. Our directors may issue our shares or other securities to such persons, at such times and upon such terns and conditions as they may by resolution of the directors determine. Before issuing shares for a consideration other than money, the directors shall pass a resolution stating the amount to be credited for the issue of the shares, their determination of the reasonable present cash value of the non-money consideration for the issue, and that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares. The holders of our shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote. We are required to hold an annual general meeting each year. Additionally our directors may convene meetings of our shareholders at such times and in such-manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable. Upon the written request of shareholders holding 10% or more of the outstanding voting rights attaching to our shares the directors shall convene a meeting of shareholders. The director shall give not less than 14 days notice of a meeting of Shareholders to those persons whose names at the close of business on a day to be determined by the directors appear as shareholders in our share register and are entitled to vote at the meeting.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on shareholder resolutions to be considered at the meeting. If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person or persons may resolve any matter and a certificate signed by such person and accompanied, where such person be a proxy, by a copy of the proxy form shall constitute a valid resolution of shareholders.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares of each class entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. The chairman, may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

Transfer of Shares. Certificated shares in our company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written evidence of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. We may also issue shares in uncertificated form. We shall not be required to treat a transferee of a registered share in our Company as a member until the transferee’s name has been entered in the share register.

The register of members may be closed at such times and for such periods as the board of directors may from time to time determine, not exceeding in whole thirty days in each year, upon notice being given by advertisement in a leading daily newspaper and in such other newspaper (if any) as may be required by the law of British Virgin Islands and the practice of the London Stock Exchange or the New York Stock Exchange.

The board of directors may decline to register a transfer of any share to a person known to be a minor, bankrupt or person who is mentally disordered or a patient for the purpose of any statute relating to mental health. The board of directors may also decline to register any transfer unless:

(a)	any written instrument of transfer, duly stamped (if so required), is lodged with us at the registered office or such other place as the board of directors may appoint accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognized person or a holder of such shares in respect of whom we are not required by law to deliver a certificate and to whom a certificate has not been issued in respect of such shares);

(b)	there is provided such evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person;

(c)	on his behalf, the authority of that person to do so; any instrument of transfer is in respect of only one class or series of share; and

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Liquidation. In the case of the distribution of assets by a voluntary liquidator on a winding-up of our company, subject to payment of, or to discharge of, all claims, debts, liabilities and obligations of our company any surplus assets shall then be distributed amongst the members according to their rights and interests in our company according to our memorandum and articles of association. Each of our shareholders has the right to an equal share in the distribution of our surplus assets on our liquidation.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any shares which have been called upon and remain unpaid at the specified time are subject to forfeiture.

Redemption of Shares. The Law of British Virgin Islands provides that if permitted by the memorandum and articles of association, shareholders holding 90% or more of all the voting shares in a company, may instruct the directors to redeem the shares of the remaining shareholders. The directors shall be required to redeem the shares of the minority shareholders, whether or not the shares are by their terms redeemable. The directors must notify the minority shareholder in writing of the redemption price to be paid for the shares and the manner in which the redemption is to be effected. In the event that a minority shareholder objects to the redemption price to be paid and the parties are unable to agree to the redemption amount payable, the law sets out a mechanism whereby the shareholder and the company may each appoint an appraiser, who will together appoint a third appraiser and all three appraisers will have the power to determine the fair value of the shares to be compulsorily redeemed. Pursuant to the law, the determination of the three appraisers shall be binding on the company and the minority shareholder for all purposes.

Variations of Rights of Shares. If at any time the shares we are authorized to issue are divided into different classes of shares, the rights attached to any class may only be varied, whether or not we are being wound up, with the consent in writing or by resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class.

Inspection of Books and Records. Holders of our shares have a general right under British Virgin Islands law to inspect our books and records on giving written notice to the company. However, the directors have power to refuse the request on the grounds that the inspection would be contrary to our interests. However, we will provide our shareholders with annual audited financial statements.

Differences in Corporate Law

The Companies Law of British Virgin Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for Minority Shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders. Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interest of minority shareholders may be declared null and void. Notwithstanding, the minority shareholders may have less protection for their rights under British Virgin Islands law than they would have under U.S. law.

Powers of Directors

Unlike with most U.S. jurisdictions, the directors of a British Virgin Islands company, subject in certain cases to court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, if they determine it is in the best interests of the company, its creditors, or its shareholders, with the exception that shareholder approval is required for any sale, transfer, lease exchange or other disposition of more than 50% in value of the assets of the company.

Conflict of Interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which the company is to enter into, he must disclose it to the board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under the British Virgin Islands law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. The British Virgin Islands law does not make a specific reference to cumulative voting, and our current memorandum and articles of association have no provision authorizing cumulative voting.

Independent Directors

There is no requirement for a majority of the directors of the company to be independent as a matter of British Virgin Islands law.

Investigating Power and Suspension of Shareholder’s Rights

Regulation 24.3 of our articles of association grants us investigating power with respect to the ownership of our shares. This is done by sending a written notice, or the section 793 notice, to any shareholder or other person whom we have reasonable cause to believe has, or had, an “interest” (e.g. owns, controls or has certain rights over shares) in our relevant shares at some time during the three years immediately preceding the date of issue of the section 793 notice. A person who receives a section 793 notice must respond with the required information within 14 days following the date of service of the notice. Default in complying with the notice in relation to any shares, or the default shares, either on the part of the shareholder or on the part of some other interested person, could result in the rights of the shares being suspended if our board of directors has served a disenfranchisement notice on the holder of the default shares.

Redemption

Our shares are not redeemable at the shareholders’ option. Subject to the Companies Law, we may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of (i) the compulsory redemption with respect to fractional shares held by our shareholders in the circumstance of share division, and (ii) the compulsory redemption, at the request of the shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued shares.

Takeover Provisions

The memorandum and articles of association of our company does not alter the general provisions of the Companies Law or any other British Virgin Islands law and therefore measures such as a poison pill would have to be in place before a takeover offer is in contemplation, as, if not, the directors might be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, prior to the issuance of any additional classes of shares there would need to be an amendment to the memorandum of association of our Company to create the new class of shares and to set out the rights and obligations attaching to those shares in the memorandum of association. This can only be done following a resolution of shareholders. If at anytime the shares of our company are divided into different classes, the variation of the rights of any such class (i.e. by the creation and issue of a further class with preferred rights) will require the consent of 50% of the shares in the affected class. Therefore, the introduction of a poison pill mechanism involving the issue of a new class of shares would require an amendment to the memorandum and articles of association of our company which may only be done by way of shareholder resolution.

Shareholder’s Access to Corporate Records

A shareholder is entitled, on giving written notice to the company, to inspect the company’s (i) the memorandum and articles of association; (ii) the register of members; (iii) the register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which he is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document. The board may also authorise a member to review the companies account if requested.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors or any person who is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of the company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to the board forthwith upon him becoming aware of such interest. The transaction will not be avoidable if the shareholders approve it.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive cash, debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give to the company their written election in the form specified by the Companies Law to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

Similar to the laws of most U.S. jurisdictions, British Virgin Islands law permits derivative actions against its directors. However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

We are not aware of any reported class action having been brought in a British Virgin Islands court. Reported derivative actions have been brought but unsuccessfully for technical reasons. The court of the British Virgin Islands may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the High Court of the British Virgin Islands must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the British Virgin Islands is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent two shares deposited with the principal London office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. British Virgin Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided on page 2 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained within a reasonable period, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Payment of Taxes.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice; it may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary how to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practicable, subject to the laws of the British Virgin Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment, administration and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:

•	Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
•	Reclassify, split up or consolidate any of the deposited securities

•	Distribute securities on the shares that are not distributed to you	The depositary may deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.
•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 60 days shall have expired after the depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon the advice of, or information from, any person whom we believe in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through DRS/Profile and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

PLAN OF DISTRIBUTION

We may sell or distribute the shares offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to the shares may state or supplement the terms of the offering of the shares.

In addition, we may issue the shares as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase shares and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our shares through any of these methods or other methods described in the applicable prospectus supplement.

Our shares distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the shares for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the shares in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer the shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of shares offered through this prospectus, we will sell the shares to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

The maximum compensation to be received by any participating FINRA members will not be greater than 8% for the sale of any securities being registered pursuant to Rule 415 under the Securities Act of 1933 under this prospectus.

Direct Sales and Sales through Agents

We may sell the shares offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such shares may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered shares and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those shares. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase shares at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered shares will be a new issue and will have no established trading market. We may elect to list any series of offered shares on an exchange. Any underwriters that we use in the sale of offered shares may make a market in such shares, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the shares will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the shares. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

VALIDITY OF THE SHARES

The validity of the shares offered hereby will be passed upon for us by Harney Westwood & Riegels LLP.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s annual report on Form 20-F for the year ended December 31, 2009, and the effectiveness of ReneSola Ltd’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the shares covered by this prospectus.

SEC registration fee	$14,260
FINRA filing fee	$20,500
NYSE supplemental listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing costs	*
Miscellaneous	*

Total	$34,760

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

British Virgin Islands law does not limit the extent to which a company’s memorandum or articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of any person acting as our director or who is or was, at our request serving as a director of, or in any other capacity is or was acting for another body corporate or a partnership, joint venture, trust or other enterprise for losses, damages, costs and expenses incurred in their capacities as such, but the indemnity only applies if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe their conduct was unlawful.

ITEM 9.	EXHIBITS

The exhibits to this registration statement are listed on the Index to Exhibits to this registration statement, which Index to Exhibits is hereby incorporated by reference.

ITEM 10.	UNDERTAKINGS

(A)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of shares offered (if the total dollar value of shares offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the shares being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Exchange Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Exchange Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the shares in the registration statement to which that prospectus relates, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the shares:

The undersigned Registrant undertakes that in a primary offering of shares of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the shares to the purchaser, if the shares are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such shares to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its shares provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(B)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

(C)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jiashan, Zhejiang, People’s Republic of China, on June 24, 2010.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on June 24, 2010.

Signature	Title

/s/ *
Name: Martin Bloom	Chairman

/s/ Xianshou Li
Name: Xianshou Li	Director and Chief Executive Officer
(principal executive officer)

/s/ Julia Xu
Name: Julia Xu	Chief Financial Officer
(principal financial and accounting officer)

/s/ *
Name: Yuncai Wu	Director

/s/ *
Name: Jing Wang	Director

/s/ *
Name: Tan Wee Seng	Director

/s/ *
Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized U.S. Representative

*By:	/s/ Xianshou Li
Name:	Xianshou Li Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

4.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file no. 333-151315), as amended, initially filed with the Securities and Exchange Commission on May 30, 2008)

4.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file no. 333-151315), as amended, initially filed with the Securities and Exchange Commission on May 30, 2008)

4.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file no. 333-151315), as amended, initially filed with the Securities and Exchange Commission on May 30, 2008)

5.1**	Opinion of Harney Westwood & Riegels LLP regarding the validity of the shares

8.1**	Opinion of Harney Westwood & Riegels LLP regarding certain British Virgin Islands tax matters

8.2**	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters

21.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F (File no. 001-33911) filed with the Securities and Exchange Commission on June 7, 2010)

23.1**	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm

23.2**	Consent of Harney Westwood & Riegels LLP (included in Exhibit 5.1 and Exhibit 8.1)

23.3**	Consent of Haiwen & Partners

24.1**	Powers of Attorney (included as part of signature page)

*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference.
**	Previously filed.